FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

29 September 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 26 September 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 10/14

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
("Company")
(Stock Code: 291)

Announcement pursuant to Rule 13.18 of the Listing Rules

This announcement is made pursuant to Rule 13.18 of the Listing Rules with respect to a HK$200,000,000.00 dual currency term loan facility agreement entered into by a wholly-owned subsidiary of the Company with a bank. The facility agreement imposes, among other things, a minimum shareholding percentage of China Resources (Holdings) Company Limited in the Company.

HK$200,000,000.00 dual currency term loan facility

On 26 September 2008, China Resources Textiles (Holdings) Company Limited ("CR Textiles") as borrower entered into a facility agreement ("Facility Agreement") relating to a HK$200,000,000.00 dual currency term loan facility ("Loan Facility") with a bank. CR Textiles is a wholly-owned subsidiary of the Company and its obligations under the Facility Agreement is guaranteed by the Company. The Loan Facility has a term of three years commencing from the date of the Facility Agreement.

Requirements relating to shareholdings of China Resources (Holdings) Company Limited ("CRH") in the Company

Pursuant to the Facility Agreement, it shall be an event of default (except with the prior written consent of the bank) if CRH ceases to be the beneficial owner of at least 35 per cent of the voting shares of the Company. As at the date of this announcement CRH owns approximately 51.61 per cent of the issued share capital of the Company.

If an event of default under the Facility Agreement occurs, the bank shall declare any commitment under the Facility Agreement to be cancelled and/or declare all outstanding amounts together with interest accrued thereon and all other sums payable by CR Textiles under the Facility Agreement to be immediately due and payable.

By Order of the Board
China Resources Enterprise, Limited
Chen Shulin
Managing Director

Hong Kong, 26 September 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END